SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )

                             ALLEGRO NEW MEDIA, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   016903 10 6
                                  CUSIP Number)

     Check the following box if a fee is being paid with this statement .

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)   Name of Reporting Persons               M.S. Farrell & Co., Inc. and
     SS. Or I.R.S. Identifcation             Martin F. Schacker
     Nos. Of Above Persons                   Chairman
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2)   Check the Appropriate Box               (a)  X
     If a Member of a Group                  (b)
     (See Instructions)
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3)   SEC Use Only
-------------------------------------------------------------------------------

4)   Citizenship or Place of            State of Delaware/U.S.A.
     Organization
-------------------------------------------------------------------------------

Number of Shares Beneficially Owned by Each Reporting Person With
-------------------------------------------------------------------------------

5)   Sole Voting Power                       455,300
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6)   Shared Voting Power                     0
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7)   Sole Dispositive Power                  455,300
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8)   Shared Dispositive Power                0
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9)   Aggregate Amount Beneficially           455,300
     Owned by Each Reporting Person
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10)  Check if the Aggregate Amount
     in Row (9) Excludes Certain
     Shares (See Instructions).
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11)  Percent of Class Represented            9.1%
     By Amount in Row 9.
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12)  Type of Reporting Person (See           BD
     Instructions)

Item 1(a) Name of Issuer
          Allegro New Media, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices
          16 Passaic Avenue, Unit # 6
          Fairfield, NJ 07004

Item 2(a) Name of Persons Filing
          M.S. Farrell & Co., Inc. and Martin F. Schacker

Item 2(b) Address of Principal Business Office:
          M.S. Farrell & Co., Inc.
          67 Wall Street
          New York, NY 10005

Item 2(c) Citizenship:
          M.S. Farrell & Co., Inc.:  State of New York
          Martin F. Schacker:  U.S.A.

Item 2(d) Title of Class of Securities
          Common Stock

Item 2(e) CUSIP Number
          016903 10 6

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) [X]  Broker or Dealer  registered  under  Section 15 of the Act
     (b) [ ]  Bank as defined in section 3(a)(6) of the Act
     (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the Act
     (d) [ ] Investment Company registered under section 8 of the Investment Company Act
     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-a(b)(1)(ii)(F)
     (g) [ ]  Parent Holding Company, in accordance with Section 240.13d-1(b)
              (ii)(G) (Note:  See Item 7)
     (h) [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

Item 4    Ownership.

       (a) Amount Beneficially Owned: 455,300, comprised of 15,300 shares and warrants to purchase 444,000 shares

       (b) Percent of Class: 9.1%

       (c) Number of shares as to which such person has:

           (i)     sole power to vote or to direct the vote: 455,300

           (ii)    shared power to vote or to direct vote:  0

           (iii)   sole power to dispose or to direct disposition of: 455,300

           (iv)    shares power to dispose or to direct disposition of: 0

Item 5    Ownership of Five Percent or Less of a Class.

          Innapplicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person.

          Inapplicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security being Reported On By the Parent Holding Company.

          Inapplicable.

Item 8    Identification and Classification of Members of the Group.

          Inapplicable.

Item 9    Notice of Dissolution of the Group.

          Inapplicable.

Item 10   Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

       10-29-96
-------------------
Date

M.S. FARRELL & CO., INC.


By:/s/Martin F.  Schacker
   Martin F. Schacker
   Chairman of the Board


      10-29-96
-------------------
Date

/s/Martin F.  Schacker
Martin F. Schacker

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).